EXHIBIT 99.1

Crucell and Merck & Co. Sign PER.C6(tm) Licensing Agreement for Therapeutic Protein Production

LEIDEN, Netherlands, June 3, 2003 (PRIMEZONE) -- Dutch vaccine and antibody company Crucell N.V. (Euronext:CRXL) (Nasdaq:CRXL) announced today that it has signed a PER.C6(tm) research license agreement with Merck & Co. Inc. This license agreement allows Merck & Co. to use the PER.C6(tm) cell line to study the production of certain protein products, including monoclonal antibodies.Under the terms of the agreement, Crucell will receive an upfront payment and an annual maintenance fee. Further financial details were not disclosed.

About Crucell

Crucell N.V. develops biopharmaceuticals that use the human immune system to combat infectious diseases and other conditions. Crucell leverages its patented technologies, PER.C6(tm), AdVac(tm), and MAbstract(tm), for discovery, development and production of vaccines and antibodies. Crucell offers its technologies to the pharmaceutical and biotechnology industry and also uses them to create its own vaccines. Crucell and DSM Biologics have formed an alliance to develop and produce recombinant proteins and monoclonal antibodies. Other partners include Merck & Co. for a HIV vaccine and the National Institutes of Health (NIH) for an Ebola vaccine. In addition, Crucell has over 25 licensees for its PER.C6(tm) technology. These include Novartis, GSK, Aventis and Schering AG. Crucell is headquartered in Leiden, The Netherlands and is listed on Euronext and NASDAQ (ticker symbol CRXL). For more information visit www.crucell.com.

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on June 13, 2002, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States.

For the PDF-version of the press release please click on the following attachment: http://reports.huginonline.com/906140/118945.pdf

CONTACT: Crucell N.V.
         Louise Dolfing, Communications Officer
         +31 (0)71 524 8863
         l.dolfing@crucell.com